SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Resignation of Director; and

99.2	Announcement on List of Directors and their Role and Function.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 26, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

Announcement on Resignation of Director

On 26 January 2017, Mr. Ye Guohua (“Mr. Ye”), former Director, Executive Director, member of the Remuneration and Appraisal Committee, Vice President and Chief Financial Officer of Sinopec Shanghai Petrochemical Company Limited (the “Company”) requested to resign from his position as a Director, Executive Director, member of the Remuneration and Appraisal Committee, Vice President and Chief Financial Officer due to a new working arrangement. The resignation of Mr. Ye will not lead the board of directors of the Company to have less than the legally required number of directors. According to the Articles of Association of the Company, Mr. Ye’s resignation takes effect upon the submission of the resignation letter to the board of directors of the Company on 26 January 2017. The resignation of Mr. Ye will not affect the normal operation of the relevant business of the Company. Mr. Ye has confirmed that he has no disagreement with the board of directors of the Company and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

Mr. Ye has made outstanding achievements in the reform, business and financial operation with his diligence, excellent business acumen and professional knowledge, during his tenure of service as Director, Executive Director, member of the Remuneration and Appraisal Committee, Vice President and Chief Financial Officer of the Company. The board of directors of the Company would like to express its appreciation for Mr. Ye’s outstanding contributions to the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, China, 26 January 2017

1

Exhibit 99.2

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Director, Chairman, President

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Director, Vice Chairman,

Vice President

Gao Jinping

Executive Directors, Vice Presidents

Jin Qiang

Guo Xiaojun

Non-executive Directors Lei Dianwu Mo Zhenglin Independent Non-executive Directors Cai Tingji Zhang Yimin Liu Yunhong Du Weifeng

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee / Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Wang Zhiqing			M
Wu Haijun
Gao Jinping
Jin Qiang
Guo Xiaojun
Lei Dianwu
Mo Zhenglin
Cai Tingji	C
Zhang Yimin		C	C
Liu Yunhong	M
Du Weifeng	M	M	M

Notes:

C Chairman of the relevant Board committee

M Member of the relevant Board committee

Shanghai, the PRC, 26 January 2017